Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and six-month periods ended on June 30, 2025

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2025	2024	2025	2024
Net revenues	4	708,422	736,305	1,335,537	1,316,087
Cost of sales	5	(575,884)	(555,961)	(1,076,436)	(1,047,894)
Gross profit		132,538	180,344	259,101	268,193

Operating expenses
Selling, general and administrative	5	(32,658)	(30,169)	(67,768)	(63,700)
Mineral exploration and project evaluation	5	(17,111)	(17,967)	(33,063)	(30,709)
Impairment loss of long-lived assets	17	(1,982)	(60,210)	(2,279)	(42,991)
Other income and expenses, net	6	(20,856)	(51,863)	(42,100)	(60,871)
		(72,607)	(160,209)	(145,210)	(198,271)
Operating income		59,931	20,135	113,891	69,922

Results from associates’ equity
Share in the results of associates		4,441	5,342	9,303	11,057

Net financial results	7
Financial income		5,505	6,775	14,361	11,788
Financial expenses		(73,168)	(62,506)	(127,879)	(113,410)
Other financial items, net		39,802	(62,734)	85,057	(84,776)
		(27,861)	(118,465)	(28,461)	(186,398)

Income (loss) before tax		36,511	(92,988)	94,733	(105,419)

Income tax (expense) benefit	8 (a)	(23,222)	23,008	(52,716)	23,424

Net income (loss) for the period		13,289	(69,980)	42,017	(81,995)
Attributable to NEXA's shareholders		1,083	(77,007)	12,932	(101,377)
Attributable to non-controlling interests		12,206	7,027	29,085	19,382
Net income (loss) for the period		13,289	(69,980)	42,017	(81,995)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD		0.01	(0.58)	0.10	(0.77)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 of 31

Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2025	2024	2025	2024
Net income (loss) for the period		13,289	(69,980)	42,017	(81,995)

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	2,036	849	2,068	731
Deferred income tax	8 (b)	(1,097)	(686)	(1,141)	188
Translation adjustment of foreign subsidiaries		35,798	(85,728)	83,431	(110,953)
		36,737	(85,565)	84,358	(110,034)

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (c)	(736)	(861)	161	(1,457)
Deferred income tax	8 (b)	250	293	(56)	495
Changes in fair value of investments in equity instruments		(141)	(333)	(2,411)	344
		(627)	(901)	(2,306)	(618)
Other comprehensive income (loss) for the period, net of income tax		36,110	(86,466)	82,052	(110,652)

Total comprehensive income (loss) for the period		49,399	(156,446)	124,069	(192,647)
Attributable to NEXA’s shareholders		34,061	(157,971)	88,329	(205,034)
Attributable to non-controlling interests		15,338	1,525	35,740	12,387
Total comprehensive income (loss) for the period		49,399	(156,446)	124,069	(192,647)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
		June 30,	December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		412,308	620,537
Financial investments		5,386	19,693
Other financial instruments	10 (a)	18,484	5,279
Trade accounts receivables		163,304	140,793
Inventory	11	378,334	325,196
Recoverable income tax		12,451	7,575
Other assets		98,512	88,195
		1,088,779	1,207,268

Non-current assets
Investments in equity instruments		2,682	5,093
Other financial instruments	10 (a)	19,504	3
Deferred income tax	8 (b)	284,797	236,887
Recoverable income tax		6,396	5,540
Other assets		208,155	135,726
Investments in associates		24,480	29,488
Property, plant and equipment	12 (a)	2,315,557	2,097,508
Intangible assets	13 (a)	815,401	834,687
Right-of-use assets	14 (a)	108,096	85,265
		3,785,068	3,430,197

Total assets		4,873,847	4,637,465

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	95,887	50,883
Lease liabilities	14 (b)	42,181	32,747
Other financial instruments	10 (a)	22,414	8,523
Trade payables		442,316	443,288
Confirming payables		256,900	268,175
Dividends payable		18,609	3,707
Asset retirement, restoration and environmental obligations	16	44,672	47,561
Provisions		12,641	13,481
Contractual obligations		29,549	31,686
Salaries and payroll charges		55,611	70,234
Tax liabilities		16,451	54,772
Other liabilities		137,964	120,236
		1,175,195	1,145,293

Non-current liabilities
Loans and financings	15 (a)	1,723,749	1,711,750
Lease liabilities	14 (b)	76,490	63,152
Other financial instruments	10 (a)	54,670	28,611
Asset retirement, restoration and environmental obligations	16	273,723	231,825
Tax liabilities		103,834	96,563
Provisions		39,009	32,151
Deferred income tax	8 (b)	157,252	132,535
Contractual obligations		55,404	69,272
Other liabilities		68,912	66,020
		2,553,043	2,431,879

Total liabilities		3,728,238	3,577,172

Shareholders’ equity
Attributable to NEXA’s shareholders		889,864	813,930
Attributable to non-controlling interests		255,745	246,363
		1,145,609	1,060,293
Total liabilities and shareholders’ equity		4,873,847	4,637,465

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2025	2024	2025	2024
Cash flows from operating activities
Income (loss) before tax		36,511	(92,988)	94,733	(105,419)
Depreciation and amortization	5	76,567	74,291	142,376	151,280
Impairment loss of long-lived assets	17	1,982	60,210	2,279	42,991
Share in the results of associates		(4,441)	(5,342)	(9,303)	(11,057)
Interest, foreign exchange and other financial effects		46,917	63,208	74,994	108,134
Gain on sale and write-off of property, plant and equipment	6	(416)	14	(315)	203
Changes in provisions and other assets impairments		14,311	22,870	22,229	24,601
Changes in fair value of loans and financings	15 (c)	(553)	271	(1,401)	3,575
Debt modification gain	15 (c)	-	-	-	(3,142)
Loss on bonds repurchase	15 (c)	1,905	3,348	1,905	3,348
Changes in fair value of derivative financial instruments	10 (c)	(3,573)	(1,004)	(5,027)	(449)
Changes in fair value of energy forward contracts	10 (d)	3,068	(3,792)	(3,104)	(8,191)
Changes in fair value of offtake agreement	10 (e)	3,083	18,761	14,319	20,574
Price cap realized in offtake agreement	10 (e)	(729)	(1,462)	(1,502)	(1,531)
Decrease (increase) in assets
Trade accounts receivables		(9,807)	(28,070)	(21,735)	(72,100)
Inventory		(20,954)	(56,259)	(43,115)	(73,068)
Other financial instruments		648	(540)	3,355	(3,634)
Other assets		(30,329)	(51,968)	(90,966)	(55,361)
Increase (decrease) in liabilities
Trade payables		54,300	51,868	(58,717)	23,520
Confirming payables		(12,187)	5,593	(14,574)	(8,387)
Other liabilities		21,187	62,739	(36,631)	47,790
Cash provided by operating activities		177,490	121,748	69,800	83,677
Interest paid on loans and financings	15 (c)	(40,096)	(25,585)	(69,753)	(56,622)
Interest paid on lease liabilities	14 (b)	(2,765)	(2,308)	(4,618)	(4,505)
Premium paid on bonds repurchase	7	(15,046)	(1,989)	(15,046)	(1,989)
Income tax paid		(19,647)	(10,544)	(63,718)	(24,875)
Net cash provided by (used in) operating activities		99,936	81,322	(83,335)	(4,314)
Cash flows from investing activities
Additions of property, plant and equipment	12 (a)	(86,538)	(64,039)	(136,992)	(138,447)
Additions of intangible assets	13 (a)	(719)	(2,553)	(997)	(3,432)
Net sales of financial investments		5,274	398	21,630	1,911
Purchase of non-controlling interesting shares	1.1 (c)	-	-	(11)	-
Subsidiary acquisition cash effects, net	1.1 (d)	-	-	997	-
Proceeds from the sale of property, plant and equipment		793	41	1,014	112
Dividends received	1.1 (b)	10,099	9,683	10,099	9,683
Net cash used in investing activities		(71,091)	(56,470)	(104,260)	(130,173)
Cash flows from financing activities
New loans and financings	15 (c)	540,000	767,903	540,000	798,147
Debt issue costs	15 (c)	(4,871)	(7,553)	(4,871)	(7,553)
Payments of loans and financings	15 (c)	(511,770)	(621,026)	(518,318)	(628,068)
Payments of lease liabilities	14 (b)	(11,335)	(5,325)	(19,912)	(10,470)
Dividends paid		(12,859)	(4,334)	(13,188)	(4,428)
Payments of share premium	1.1 (b)	(13,400)	-	(13,400)	-
Capital contribution of non-controlling interest to subsidiary	1.1 (c)	-	-	1,864	-
Net cash provided by (used in) financing activities		(14,235)	129,665	(27,825)	147,628

Foreign exchange effects on cash and cash equivalents		2,874	(5,865)	7,191	(8,454)

Increase (decrease) in cash and cash equivalents		17,484	148,652	(208,229)	4,687
Cash and cash equivalents at the beginning of the period		394,824	313,294	620,537	457,259
Cash and cash equivalents at the end of the period		412,308	461,946	412,308	461,946
Non-cash investing and financing transactions
Additions to right-of-use assets	14 (a)	(14,740)	(2,617)	(31,250)	(12,087)
Write-offs of property, plant and equipment	12 (a)	377	(260)	699	-
Consolidation effect on subsidiary acquisition		-	-	210	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder's equity

Unaudited

For the three months ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
March 31, 2024	132,438	1,012,629	1,245,418	(1,055,695)	(184,529)	1,150,261	264,662	1,414,923
Net (loss) income for the period	-	-	-	(77,007)	-	(77,007)	7,027	(69,980)
Other comprehensive loss for the period	-	-	-	-	(80,964)	(80,964)	(5,502)	(86,466)
Total comprehensive (loss) for the period	-	-	-	(77,007)	(80,964)	(157,971)	1,525	(156,446)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(11,654)	(11,654)
Total distributions to shareholders	-	-	-	-	-	-	(11,654)	(11,654)
June 30, 2024	132,438	1,012,629	1,245,418	(1,132,702)	(265,493)	992,290	254,533	1,246,823

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
March 31, 2025	132,438	1,012,629	1,245,418	(1,228,136)	(293,146)	869,203	247,595	1,116,798
Net income for the period	-	-	-	1,083	-	1,083	12,206	13,289
Other comprehensive income for the period	-	-	-	-	32,978	32,978	3,132	36,110
Total comprehensive income for the period	-	-	-	1,083	32,978	34,061	15,338	49,399
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(7,188)	(7,188)
Share premium distribution premium to NEXA’s shareholders – USD 0.10 per share - note 1.1 (b)	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Total distributions to shareholders	-	(13,400)	-	-	-	(13,400)	(7,188)	(20,588)
June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder's equity

Unaudited

For the three months ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) income for the period	-	-	-	(101,377)	-	(101,377)	19,382	(81,995)
Other comprehensive income for the period	-	-	-	-	(103,657)	(103,657)	(6,995)	(110,652)
Total comprehensive income for the period	-	-	-	(101,377)	(103,657)	(205,034)	12,387	(192,647)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,567)	(12,567)
Total contributions by and distributions to shareholders	-	-	-	-	-	-	(12,567)	(12,567)
June 30, 2024	132,438	1,012,629	1,245,418	(1,132,702)	(265,493)	992,290	254,533	1,246,823

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	12,932	-	12,932	29,085	42,017
Other comprehensive income for the period	-	-	-	-	75,397	75,397	6,655	82,052
Total comprehensive income for the period	-	-	-	12,932	75,397	88,329	35,740	124,069
Dividends distribution to non-controlling interests - note 1.1 (b)	-	-	-	-	-	-	(27,206)	(27,206)
Capital contribution of non-controlling interest to subsidiary – note 1.1 (c)	-	-	-	-	-	-	1,864	1,864
Effects of transactions with non-controlling interest in subsidiary - note 1.1 (c)	-	-	-	1,005	-	1,005	(1,016)	(11)
Share premium distribution to NEXA’s shareholders – USD 0.10 per share - note 1.1 (b)	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Total contributions by and distributions to shareholders	-	(13,400)	-	1,005	-	(12,395)	(26,358)	(38,753)
June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1 Main events for the six-month periods ended on June 30, 2025

(a)	Other tax claim payments

In January 2025, the Company paid USD 18,300 related to uncertain income tax position of Nexa Resources Peru S.A.A. (“Nexa Peru”) for the year 2018 (for further details see note 8 (c)) and USD 23,992 related to uncertain income tax position of Nexa Resources Cajamarquilla (“Nexa CJM”) for the year 2017. Both payments were made to obtain substantial penalty and interest reductions and the likelihood of loss for both proceedings is considered possible. Such payments do not represent a recognition of the tax debt, and the Company will continue with its legal defense before the applicable instances. These payments were recognized as “judicial deposits and other tax claim payments” under “other assets in the long-term”. If the Company’s legal defense prevails, it may recover the payments in cash or compensate them with other tax obligations.

A provision may be recorded against the amounts paid if the likelihood of loss of said proceedings becomes probable.

(b)	Dividends distribution and share premium reimbursement

NEXA

On May 8, 2025, at the annual shareholders' meeting and in accordance with Luxembourg laws, the Company's shareholders approved a cash distribution to shareholders of USD 13,400 as a share premium reimbursement. The cash distribution was paid on June 27, 2025, to shareholders of record as of June 10, 2025.

Nexa Peru

On March 28, 2025, Nexa Peru approved dividends totaling USD 100,000 payable in two equal installments of USD 50,000 each, based on the ownership percentage of each shareholder as of the payment date. Nexa CJM is entitled to receive USD 82,432 for its shares, NEXA USD 179, and the non-controlling interest USD 17,389. The first installment was paid on April 30, 2025, and the second is scheduled for September 30, 2025.

During the six-month period ended June 30, 2025, Nexa Peru also paid USD 329 related to previous periods in dividends to non-controlling interests.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Pollarix

On March 31, 2025, Pollarix S.A. (“Pollarix”) approved dividends of USD 3,309 (BRL 19,378) from 2024 earnings, comprising USD 680 (BRL 3,896) to Nexa BR and USD 2,629 (BRL 15,391) to non-controlling interests. On April 10, 2025, USD 4,142 (BRL 23,485) in dividends related to prior periods was paid to non-controlling interests. On June 1, 2025, the Board approved interim dividends of USD 9,050 (BRL 51,307) from the first-quarter 2025 earnings, comprising USD 1,862 (BRL 10,555) to Nexa BR and USD 7,188 (BRL 40,752) to non-controlling interests. Dividends approved during 2025 are expected to be paid by December 31, 2025.

Enercan

On April 30, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2024 fiscal year, entitling the Company’s subsidiary Pollarix to receive USD 18,107 (BRL 102,653). During the three months ended on June 30, 2025, Pollarix received in cash the amount of USD 10,099 (BRL 56,108) from the outstanding balance of the dividend distribution.

(c)	Capital increase and effects of transactions with non-controlling interest in the subsidiary Nexa Atacocha

In connection with a capital increase approved in November 2024, Nexa Resources El Porvenir S.A.C. (“Nexa El Porvenir”) and non-controlling shareholders completed the subscription of new shares in Nexa Resources Atacocha S.A.A. (“Nexa Atacocha”) between December 2024 and January 2025.

On January 15, 2025, Nexa El Porvenir paid USD 3,453 and non-controlling shareholders paid USD 1,864 for the subscription of newly issued shares of Nexa Atacocha. Since Nexa El Porvenir subscribed to its portion of the capital increase in December 2024, while non-controlling shareholders completed their subscription in January 2025, its ownership interest in Nexa Atacocha decreased from 86.65% as of December 31, 2024, to 82.11%. Nexa El Porvenir recognized a gain of USD 1,005 from the dilution of its ownership interest, due to Atacocha’ s negative equity, which was recorded in equity attributable to Nexa’s controlling interest, while a loss of USD 1,016 was allocated to the non-controlling shareholders.

(d)	Acquisition of new subsidiary in Peru

In January 2025, the subsidiary Nexa Peru acquired 100% of the equity interest in a new subsidiary, Votorantim CSC S.A.C., a provider of shared administrative, tax, and accounting services, from its majority shareholder Votorantim S.A. The acquisition included a net asset value of USD 949, with a purchase price of USD 924, resulting in a gain of USD 25 recognized in profit or loss. The transaction had a net cash effect of positive USD 997, calculated as the difference between the cash and cash equivalents of the acquired subsidiary and the amount paid at the acquisition date.

(e)	Impact of new United States tariff decisions

On April 2, 2025, the US President issued an Executive Order imposing a 10% tariff on imports from most countries and up to 50% on selected nations, under the International Emergency Economic Powers Act (IEEPA). While these measures may increase global trade volatility and affect market prices, no tariffs had been imposed on zinc or copper as of June 30, 2025. The US President launched an investigation into potential tariffs on critical minerals, including zinc and copper, but remains heavily reliant on refined zinc imports (77% of consumption), which lowers the likelihood of significant duties on this metal.

On July 9, 2025 (subsequent event), a 50% tariff was announced on Brazilian exports to the US. This does not directly affect the Company, as it does not export zinc or copper from Brazil. Up to the issuance date of these financial statements, no material impacts related to US tariffs have been identified. The main effect observed has been increased exchange rate volatility, driven by geopolitical tensions and US policy announcements.

For the first half of 2025 and up to the date of this financial statement’s issuance, based on information available as of the date of the issuance of these financial statements, the Company has not identified any material impacts arising from the possible imposition of import tariffs on zinc or copper, both of which remain under review by the US government. The main observed impacts during the period relate to increased exchange rate volatility, influenced by US government statements and ongoing geopolitical conflicts.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(f)	New loans and financings operations

On April 8, 2025, the Company completed a bond offering amounting to USD 500,000 with a term of 12 years, at an interest rate of 6.60% per year. The proceeds were used to repurchase all the outstanding 2027 and part of the 2028 notes through a combination of a tender offer and a make-whole call, which occurred in April 2025 and May 2025, respectively.

On May 13, 2025, the Company entered into an Export Prepayment Loan (“ACC”) for a principal amount of USD 40,000, at an annual cost of 5.35%. The loan matures in 6 months and is repayable in a single installment upon submission of the supporting documentation.

Further information regarding these operations is disclosed in note 15.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect NEXA’s operational performance for the year/period.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

			Three-month period ended
			June 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	353,325	489,491	(151,051)	16,657	708,422
Cost of sales	(231,293)	(476,803)	151,051	(18,839)	(575,884)
Gross profit	122,032	12,688	-	(2,182)	132,538

Selling, general and administrative	(15,641)	(16,458)	-	(559)	(32,658)
Mineral exploration and project evaluation	(16,261)	(805)	-	(45)	(17,111)
Impairment loss of long-lived assets	(1,982)	-	-	-	(1,982)
Other income and expenses, net	(17,186)	(3,690)	-	20	(20,856)
Operating (loss) income	70,962	(8,265)	-	(2,766)	59,931

Depreciation and amortization	49,267	24,044	-	3,256	76,567
Miscellaneous adjustments	14,615	9,506	-	-	24,121
Adjusted EBITDA	134,844	25,285	-	490	160,619
Changes in fair value of offtake agreement					(2,354)
Impairment loss of long-lived assets					(1,982)
Loss on sale and write-off of property, plant and equipment					416
Asset retirement obligations remeasurement estimate					(6,867)
Energy forward contracts					(3,068)
Other restoration obligations					(167)
Dividends received in cash					(10,099)
Miscellaneous adjustments					(24,121)
Depreciation and amortization					(76,567)
Share in result of associate					4,441
Net financial results					(27,861)
Income before income tax					36,511

			Three-month period ended
			June 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	377,344	507,647	(155,965)	7,279	736,305
Cost of sales	(256,468)	(449,909)	155,965	(5,549)	(555,961)
Gross profit	120,876	57,738	-	1,730	180,344

Selling, general and administrative	(15,938)	(14,266)	-	35	(30,169)
Mineral exploration and project evaluation	(16,093)	(1,928)	-	54	(17,967)
Impairment loss of long-lived assets	(60,210)	-	-	-	(60,210)
Other income and expenses, net	(54,560)	3,812	-	(1,115)	(51,863)
Operating (loss) income	(25,925)	45,356	-	704	20,135

Depreciation and amortization	54,259	19,426	-	606	74,291
Miscellaneous adjustments	107,834	3,815	-	-	111,649
Adjusted EBITDA	136,168	68,597	-	1,310	206,075
Changes in fair value of offtake agreement					(17,230)
Impairment loss of long-lived assets					(60,210)
Aripuanã ramp-up impacts					(11,339)
Loss on sale of property, plant and equipment					(14)
Asset retirement obligations remeasurement estimate					(14,752)
Energy forward contracts					3,792
Other restoration obligations					227
Divestment and restructuring					(2,440)
Dividends received from associate					(9,683)
Miscellaneous adjustments					(111,649)
Depreciation and amortization					(74,291)
Share in result of associate					5,342
Net financial results					(118,465)
Loss before income tax					(92,988)

12 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

			Six-month period ended
			June 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	666,557	943,054	(293,453)	19,379	1,335,537
Cost of sales	(446,267)	(901,218)	293,453	(22,404)	(1,076,436)
Gross profit	220,290	41,836	-	(3,025)	259,101

Selling, general and administrative	(34,013)	(33,847)	-	92	(67,768)
Mineral exploration and project evaluation	(31,452)	(1,573)	-	(38)	(33,063)
Impairment loss of long-lived assets	(2,279)	-	-	-	(2,279)
Other income and expenses, net	(39,472)	(2,294)	-	(334)	(42,100)
Operating income	113,074	4,122	-	(3,305)	113,891

Depreciation and amortization	91,407	46,986	-	3,983	142,376
Miscellaneous adjustments	24,041	5,523	-	-	29,564
Adjusted EBITDA	228,522	56,631	-	678	285,831
Changes in fair value of offtake agreement - note 10 (e) / (i)					(12,817)
Impairment loss of long-lived assets - note 17					(2,279)
Loss on sale of property, plant and equipment					315
Asset retirement obligations remeasurement estimate - note 16 (a)					(7,684)
Energy forward contracts - note 10 (d) / (ii)					3,104
Other restoration obligations					(104)
Dividends received in cash – note 1.1 (b)					(10,099)
Miscellaneous adjustments					(29,564)
Depreciation and amortization					(142,376)
Share in result of associate					9,303
Net financial results					(28,461)
Income before income tax					94,733

			Six-month period ended
			June 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	671,278	926,003	(293,390)	12,196	1,316,087
Cost of sales	(507,867)	(822,459)	293,390	(10,958)	(1,047,894)
Gross profit	163,411	103,544	-	1,238	268,193

Selling, general and administrative	(33,106)	(29,566)	-	(1,028)	(63,700)
Mineral exploration and project evaluation	(27,826)	(2,937)	-	54	(30,709)
Impairment loss of long-lived assets	(42,991)	-	-	-	(42,991)
Other income and expenses, net	(67,164)	6,543	-	(250)	(60,871)
Operating (loss) income	(7,676)	77,584	-	14	69,922

Depreciation and amortization	110,741	39,480	-	1,059	151,280
Miscellaneous adjustments	111,085	2,227	-	-	113,312
Adjusted EBITDA	214,150	119,291	-	1,073	334,514
Changes in fair value of offtake agreement - note 10 (e) / (i)					(19,043)
Impairment loss of long-lived assets – note 17					(42,991)
Impairment of other assets					(307)
Aripuanã ramp-up impacts					(25,158)
Loss on sale of property, plant and equipment					(203)
Asset retirement obligations remeasurement estimate					(17,377)
Energy forward contracts - note 10 (d) / (ii)					8,191
Other restoration obligations					(1,127)
Divestment and restructuring					(5,614)
Dividends received from associate					(9,683)
Miscellaneous adjustments					(113,312)
Depreciation and amortization					(151,280)
Share in result of associate					11,057
Net financial results					(186,398)
Loss before income tax					(105,419)

bookmark

(i) This amount represents the change in the fair value of the offtake agreement described in note 10 (e), which is being measured at Fair value through profit or loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

13 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(ii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 10 (d). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2025, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the ® IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three and six-month periods ended on June 30, 2025, and 2024. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three and six-month period ended on June 30, 2025, and 2024 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2024, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2025, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2025, were approved on July 31, 2025, to be issued in accordance with a resolution of the Board of Directors.

3.1	Revision of the previously issued consolidated interim financial statements

During the third quarter of 2024, the Company identified an error in the previously issued consolidated financial statements for the years ended December 31, 2023, and 2022 related to the recognition of contracts containing lease arrangements. The error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses that should have been recognized through the amortization of right-of-use assets and interest expense on lease liabilities, instead of being recorded as costs and operational expenses related to third-party services.

14 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

The Company revised the comparative information for three and six-month periods ended on June 30, 2024, to reflect the adjustments and the revisions through the recognition of right-of-use assets of USD 54,817 and lease liabilities of USD 62,325 in the Company’s consolidated balance sheet as of January 1st, 2024, as well as the corresponding impact on the financial statements as of June 30, 2024.

3.1.1	Consolidated financial impacts

The following tables present the adjustments and the revised figures to the previously issued condensed consolidated interim financial statements.

(a)	Consolidated income statement

						June 30,2024
	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	(557,058)	(1,050,251)	1,097	2,357	(555,961)	(1,047,894)
Gross profit	179,247	265,836	1,097	2,357	180,344	268,193

Operating expenses
Selling, general and administrative	(30,249)	(63,883)	80	183	(30,169)	(63,700)
Mineral exploration and project evaluation	(17,969)	(30,767)	2	58	(17,967)	(30,709)
	(160,291)	(198,512)	82	241	(160,209)	(198,271)
Operating (loss) income	18,956	67,324	1,179	2,598	20,135	69,922

Net financial results
Financial expenses	(60,619)	(109,577)	(1,887)	(3,833)	(62,506)	(113,410)
	(116,578)	(182,565)	(1,887)	(3,833)	(118,465)	(186,398)

Loss before income tax	(92,280)	(104,184)	(708)	(1,235)	(92,988)	(105,419)

Income tax benefit (expense)	23,008	23,424	-	-	23,008	23,424

Net (loss) income for the period	(69,272)	(80,760)	(708)	(1,235)	(69,980)	(81,995)
Attributable to NEXA's shareholders	(76,299)	(100,142)	(708)	(1,235)	(77,007)	(101,377)
Attributable to non-controlling interests	7,027	19,382	-	-	7,027	19,382
Net (loss) income for the period	(69,272)	(80,760)	(708)	(1,235)	(69,980)	(81,995)
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Basic and diluted loss per share – USD	(0.58)	(0.76)	-	(0.01)	(0.58)	(0.77)

(b)	Consolidated cash flow
					June 30, 2024
	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Loss before income tax	(92,280)	(104,184)	(708)	(1,235)	(92,988)	(105,419)
Depreciation and amortization	69,865	142,432	4,426	8,848	74,291	151,280
Interest and foreign exchange effects	61,381	104,657	1,827	3,477	63,208	108,134
Cash provided by operating activities	116,203	72,587	5,545	11,090	121,748	83,677
Interest paid on lease liabilities	(319)	(914)	(1,989)	(3,591)	(2,308)	(4,505)
Net cash provided by (used in) operating activities	77,766	(11,813)	3,556	7,499	81,322	(4,314)
Payments of lease liabilities	(1,769)	(2,971)	(3,556)	(7,499)	(5,325)	(10,470)
Net cash provided by financing activities	133,221	155,127	(3,556)	(7,499)	129,665	147,628
Increase in cash and cash equivalents	148,652	4,687	-	-	148,652	4,687
Cash and cash equivalents at the beginning of the period	313,294	457,259	-	-	313,294	457,259
Cash and cash equivalents at the end of the period	461,946	461,946	-	-	461,946	461,946
Non-cash investing and financing transactions
Additions to right-of-use assets	(125)	(3,809)	(2,492)	(8,278)	(2,617)	(12,087)

15 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Consolidated earnings per share
						June 30, 2024
	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Net loss for the period attributable to NEXA's shareholders	(76,299)	(100,142)	(708)	(1,235)	(77,007)	(101,377)
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Basic and diluted loss per share - USD	(0.58)	(0.76)	-	(0.01)	(0.58)	(0.77)

(d)	Consolidated statement of comprehensive income
						June 30,2024
	(As previously reported)		Adjustments		(Revised)
	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Net loss for the period	(69,272)	(80,760)	(708)	(1,235)	(69,980)	(81,995)

Translation adjustment of foreign subsidiaries	(85,020)	(114,315)	(708)	3,362	(85,728)	(110,953)
	(84,857)	(113,396)	(708)	3,362	(85,565)	(110,034)

Other comprehensive (loss) for the period, net of income tax	(85,758)	(114,014)	(708)	3,362	(86,466)	(110,652)

Total comprehensive loss for the period, net of income tax	(155,030)	(194,774)	(1,416)	2,127	(156,446)	(192,647)
Attributable to NEXA’s shareholders	(156,555)	(207,161)	(1,416)	2,127	(157,971)	(205,034)
Attributable to non-controlling interests	1,525	12,387	-	-	1,525	12,387
Total comprehensive loss for the period, net o income tax	(155,030)	(194,774)	(1,416)	2,127	(156,446)	(192,647)

(e)	Consolidated changes in lease liabilities
			June 30, 2024
	(As previously reported)	Adjustments	(Revised)
Balance at the beginning of the period	9,219	68,187	77,406
New contracts	3,809	8,278	12,087
Payments of lease liabilities	(2,971)	(7,499)	(10,470)
Interest paid on lease liabilities	(914)	(3,591)	(4,505)
Remeasurement	-	13	13
Accrued interest	371	3,833	4,204
Foreign exchange effects	166	(6,897)	(6,731)
Balance at the end of the period	9,680	62,324	72,004
Current liabilities	3,993	13,039	17,032
Non-current liabilities	5,687	49,285	54,972

16 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(f)	Consolidated statement of changes in shareholders’ equity

	(As previously reported)				Adjustments				(Revised)

	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity
At March 31, 2024	(1,054,278)	(184,892)	1,151,315	1,415,977	(1,417)	363	(1,054)	(1,054)	(1,055,695)	(184,529)	1,150,261	1,414,923
Net loss for the period	(76,299)	-	(76,299)	(69,272)	(708)	-	(708)	(708)	(77,007)	-	(77,007)	(69,980)
Other comprehensive loss for the period	-	(80,256)	(80,256)	(85,758)	-	(708)	(708)	(708)	-	(80,964)	(80,964)	(86,466)
Total comprehensive loss for the period	(76,299)	(80,256)	(156,555)	(155,030)	(708)	(708)	(1,416)	(1,416)	(77,007)	(80,964)	(157,971)	(156,446)
At June 30, 2024	(1,130,577)	(265,148)	994,760	1,249,293	(2,125)	(345)	(2,470)	(2,470)	(1,132,702)	(265,493)	992,290	1,246,823

												June 30, 2024
	(As previously reported)				Adjustments				(Revised)

	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2024	(1,030,435)	(158,129)	1,201,921	1,456,634	(890)	(3,707)	(4,597)	(4,597)	(1,031,325)	(161,836)	1,197,324	1,452,037
Net loss for the period	(100,142)	-	(100,142)	(80,760)	(1,235)	-	(1,235)	(1,235)	(101,377)	-	(101,377)	(81,995)
Other comprehensive loss for the period	-	(107,019)	(107,019)	(114,014)	-	3,362	3,362	3,362	-	(103,657)	(103,657)	(110,652)
Total comprehensive loss for the period	(100,142)	(107,019)	(207,161)	(194,774)	(1,235)	3,362	2,127	2,127	(101,377)	(103,657)	(205,034)	(192,647)
At June 30, 2024	(1,130,577)	(265,148)	994,760	1,249,293	(2,125)	(345)	(2,470)	(2,470)	(1,132,702)	(265,493)	992,290	1,246,823

(g)	Consolidated information by business segment

							June 30, 2024 Three-month period ended
		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(257,259)	(450,215)	(557,058)	791	306	1,097	(256,468)	(449,909)	(555,961)
Gross profit	120,085	57,432	179,247	791	306	1,097	120,876	57,738	180,344
Selling, general and administrative	(15,986)	(14,298)	(30,249)	48	32	80	(15,938)	(14,266)	(30,169)
Mineral exploration and project evaluation	(16,094)	(1,929)	(17,969)	1	1	2	(16,093)	(1,928)	(17,967)
Operating (loss) income	(26,765)	45,017	18,956	840	339	1,179	(25,925)	45,356	20,135
Depreciation and amortization	50,977	18,282	69,865	3,282	1,144	4,426	54,259	19,426	74,291
Adjusted EBITDA	132,046	67,114	200,470	4,122	1,483	5,605	136,168	68,597	206,075
Depreciation and amortization			(69,865)			(4,426)			(74,291)
Net financial results			(116,578)			(1,887)			(118,465)
Loss before income tax			(92,280)			(708)			(92,988)

17 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

							Six-month period ended

		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(509,613)	(823,070)	(1,050,251)	1,746	611	2,357	(507,867)	(822,459)	(1,047,894)
Gross profit	161,665	102,933	265,836	1,746	611	2,357	163,411	103,544	268,193
Selling, general and administrative	(33,216)	(29,639)	(63,883)	110	73	183	(33,106)	(29,566)	(63,700)
Mineral exploration and project evaluation	(27,881)	(2,940)	(30,767)	55	3	58	(27,826)	(2,937)	(30,709)
Operating (loss) income	(9,587)	76,897	67,324	1,911	687	2,598	(7,676)	77,584	69,922
Depreciation and amortization	104,222	37,151	142,432	6,519	2,329	8,848	110,741	39,480	151,280
Adjusted EBITDA	205,720	116,275	323,068	8,430	3,016	11,446	214,150	119,291	334,514
Depreciation and amortization			(142,432)			(8,848)			(151,280)
Net financial results			(182,565)			(3,833)			(186,398)
Loss before income tax			(104,184)			(1,235)			(105,419)

(h)	Consolidated changes in right-of-use

	June 30, 2024
	(As previously reported)					Adjustments					(Revised)
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the period	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
Cost	6,278	16,079	317	22,766	45,440	10,049	59,553	747	(4,227)	66,122	16,327	75,632	1,064	18,539	111,562
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(79)	(14,482)	(513)	12,542	(2,532)	(3,969)	(23,832)	(697)	(8,246)	(36,744)
Balance at the beginning of the period	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
New contracts	18	3,169	-	622	3,809	-	4,269	38	3,971	8,278	18	7,438	38	4,593	12,087
Amortization	(494)	(1,783)	(53)	(999)	(3,329)	(82)	(6,800)	(79)	(1,887)	(8,848)	(576)	(8,583)	(132)	(2,886)	(12,177)
Remeasurement	-	-	-	-	-	(519)	532	-	-	13	(519)	532	-	-	13
Foreign exchange effects	40	(49)	-	(13)	(22)	(1,224)	(5,702)	(26)	(1,264)	(8,216)	(1,184)	(5,751)	(26)	(1,277)	(8,238)
Balance at the end of the period	1,952	8,066	80	1,588	11,686	8,145	37,370	167	9,135	54,817	10,097	45,436	247	10,723	66,503
Cost	5,878	18,087	317	18,856	43,138	8,288	56,203	686	(62)	65,115	14,166	74,290	1,003	18,794	108,253
Accumulated amortization	(3,926)	(10,021)	(237)	(17,268)	(31,452)	(143)	(18,833)	(519)	9,197	(10,298)	(4,069)	(28,854)	(756)	(8,071)	(41,750)
Balance at the end of the period	1,952	8,066	80	1,588	11,686	8,145	37,370	167	9,135	54,817	10,097	45,436	247	10,723	66,503

18 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues

bookmark

	Three-month period ended		Six-month period ended
	2025	2024	2025	2024
Gross billing (i)	771,139	803,376	1,460,575	1,437,853
Billing from products	749,450	778,336	1,416,665	1,387,555
Billing from freight, contracting insurance services and others	21,689	25,040	43,910	50,298
Taxes on sales	(62,528)	(66,655)	(124,238)	(120,722)
Return of products sales	(189)	(416)	(800)	(1,044)
Net revenues	708,422	736,305	1,335,537	1,316,087

(i) Gross sales decreased in the three-month period ended June 30, 2025, compared to the same period in 2024, primarily due to lower metal prices and lower sales volumes. The increase in the six-month period ended June 30, 2025, was mainly because of the higher zinc and copper metal prices and increased smelter sales volume during the first quarter of the year.

5	Expenses by nature
			Three-month period ended
			June 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(328,968)	-	-	(328,968)
Third-party services	(115,933)	(9,259)	(12,636)	(137,828)
Depreciation and amortization	(75,795)	(507)	(265)	(76,567)
Employee benefit expenses	(49,517)	(15,000)	(2,650)	(67,167)
Other expenses	(5,671)	(7,892)	(1,560)	(15,123)
	(575,884)	(32,658)	(17,111)	(625,653)

			Three-month period ended
			June 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(296,883)	-	-	(296,883)
Third-party services	(126,472)	(9,885)	(12,442)	(148,799)
Depreciation and amortization	(73,140)	(970)	(181)	(74,291)
Employee benefit expenses	(52,889)	(14,657)	(2,419)	(69,965)
Other expenses	(6,577)	(4,657)	(2,925)	(14,159)
	(555,961)	(30,169)	(17,967)	(604,097)

			Six-month period ended
			June 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(599,509)	-	-	(599,509)
Third-party services	(225,734)	(19,210)	(22,990)	(267,934)
Depreciation and amortization	(140,847)	(1,098)	(431)	(142,376)
Employee benefit expenses	(97,527)	(31,586)	(5,731)	(134,844)
Other expenses	(12,819)	(15,874)	(3,911)	(32,604)
	(1,076,436)	(67,768)	(33,063)	(1,177,267)

			Six-month period ended
			June 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(532,970)	-	-	(532,970)
Third-party services	(246,843)	(21,082)	(20,299)	(288,224)
Depreciation and amortization	(149,179)	(1,817)	(284)	(151,280)
Employee benefit expenses	(105,571)	(31,870)	(5,220)	(142,661)
Other expenses	(13,331)	(8,931)	(4,906)	(27,168)
	(1,047,894)	(63,700)	(30,709)	(1,142,303)

(i) During the first quarter of 2025, the Company recognized USD 2,888 in Cost of sales related to idle capacity cost in Juiz de Fora due to the temporary shutdown of an emissions control system, and in the second quarter of 2025, USD 1,403 was recognized related to idle capacity cost in El Porvenir due to a temporary reduction in mining capacity caused by restricted access to ore zones. As of June 30, 2024, the Company recognized USD 3,661 related to idle capacity cost in El Porvenir and USD 34,591 (including depreciation of USD 9,902) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.

19 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(ii) The increase in raw materials and consumables in the six-month period ended June 30, 2025, was mainly driven by higher volumes and prices of zinc concentrates purchased from third parties for use in the Company’s smelting operations. This impact was partially offset by lower sales volumes when compared to the same periods in 2024. The decrease in the three-month period ended on June 30, 2024, is mainly due to a decrease in the volume sold in the Company’s smelting segment.

6	Other income and expenses, net
	Three-month period ended		Six-month period ended
	2025	2024	2025	2024
Changes in fair value of energy forward contracts - note 10 (d)	(3,068)	3,792	3,104	8,191
Changes in fair value of derivative financial instruments – note 10 (c)	8	748	(21)	735
Gain (loss) on sale and write-off of property, plant and equipment	416	(14)	315	(203)
Changes in asset retirement, restoration and environmental obligations – note 16 (a) (ii)	(7,122)	(13,797)	(8,055)	(18,388)
Contribution to communities	(3,827)	(4,159)	(5,478)	(5,713)
Slow moving and obsolete inventory	(1,478)	(10,543)	(5,315)	(7,122)
Provision for legal claims	(154)	(982)	(6,041)	(4,728)
Changes in fair value of offtake agreement - note 10 (e)	(3,083)	(18,761)	(14,319)	(20,574)
Divestment and restructuring	-	(2,440)	-	(5,614)
Update on tax provision	-	-	(2,847)	-
Others	(2,548)	(5,707)	(3,443)	(7,455)
	(20,856)	(51,863)	(42,100)	(60,871)

7	Net financial results

	Three-month period ended		Six-month period ended
	2025	2024	2025	2024
Financial income
Interest income on financial investments and cash equivalents	2,599	3,316	5,784	5,105
Monetary adjustments	1,969	2,669	7,037	4,771
Interest on tax credits	166	86	386	181
Other financial income	771	704	1,154	1,731
	5,505	6,775	14,361	11,788

Financial expenses
Interest in loans and financings	(34,742)	(33,866)	(66,973)	(62,886)
Interest on asset retirement and environmental obligations – note 16 (a)	(6,795)	(6,891)	(12,976)	(13,609)
Interest on other liabilities	(2,183)	(2,602)	(7,918)	(6,822)
Interest on factoring operations and confirming payables	(3,598)	(3,827)	(7,350)	(7,543)
Interest on lease liabilities - note 14 (b)	(2,543)	(2,083)	(4,759)	(4,204)
Interest on contractual obligations	(782)	(912)	(1,622)	(1,889)
Interest on VAT discussions	-	(735)	-	(735)
Bonds repurchase premium - note 15 (b)	(15,046)	(1,989)	(15,046)	(1,989)
Transaction costs related to bond repurchase - note 15 (b)	(2,814)	(5,080)	(2,814)	(5,080)
Other financial expenses	(4,665)	(4,521)	(8,421)	(8,653)
	(73,168)	(62,506)	(127,879)	(113,410)

Other financial items, net
Changes in fair value of derivative financial instruments – note 10 (c)	7,517	1,303	7,552	1,325
Debt modification gain	-	-	-	3,142
Changes in fair value of loans and financings – note 15 (c)	553	(271)	1,401	(3,575)
Foreign exchange (losses) gains (i)	31,732	(63,766)	76,104	(85,668)
	39,802	(62,734)	85,057	(84,776)

Net financial results	(27,861)	(118,465)	(28,461)	(186,398)

okma

(i) The amounts for the six-month period ended on June 30, 2025, are mainly due to exchange variation on the outstanding USD accounts receivable and payable of Nexa BR with NEXA, intercompany loan between Nexa BR and its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which increased against the USD during 2025 (after depreciating during 2024).

20 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	Three-month period ended		Six-month period ended
	2025	2024	2025	2024
Income (loss) before income tax	36,511	(92,988)	94,733	(105,419)
Luxembourg statutory income tax rate (i)	23.87%	24.94%	23.87%	24.94%

Expected income tax benefit (expense) at statutory rate	(8,715)	23,191	(22,613)	26,291
Tax effects of translation of non-monetary assets/liabilities to functional currency	10,176	(10,229)	17,449	(7,715)
Special mining levy and special mining tax	(1,864)	(1,504)	(5,099)	(2,324)
Difference in tax rate of subsidiaries outside Luxembourg	(4,551)	7,957	(11,322)	10,503
Unrecognized deferred tax on net operating losses	(14,336)	(11,807)	(23,908)	(15,094)
Uncertain income tax treatment	(962)	(316)	3,205	(4,686)
Estimated annual income tax effective rate effect	(2,991)	15,828	(6,359)	12,821
Other permanent tax differences	21	(112)	(4,069)	3,628
Income tax (expense) benefit	(23,222)	23,008	(52,716)	23,424

Current	(23,601)	(22,366)	(44,886)	(38,696)
Deferred	379	45,374	(7,830)	62,120
Income tax (expense) benefit	(23,222)	23,008	(52,716)	23,424

(i) On December 11, 2024, the Luxembourg Parliament approved a reduction in the aggregate corporate income tax rate from 24.94% to 23.87%, effective for the year 2025. As NEXA’s standalone net operating losses do not meet the recognition criteria, deferred tax assets were not recognized. As a result, the tax rate reduction has no impact on the consolidated interim income statement.

(b)	Effects of deferred tax on income statement and other comprehensive income
	June 30, 2025	June 30, 2024
Balance at the beginning of the period	104,352	68,667
Effect on income (loss) for the period	(7,830)	62,120
Effect on other comprehensive income (loss) – fair value adjustment	(56)	495
Effect on other comprehensive income (loss) – hedge accounting	(1,141)	188
Effect of included company in consolidation	1,997	-
Effect on other comprehensive income (loss) – translation effect included in cumulative translation adjustment	25,832	(27,562)
Others	4,391	(5,383)
Balance at the end of period	127,545	98,525

(c)	Summary of uncertain tax position on income tax

As of June 30, 2025, the main legal proceedings are related to: (i) the interpretation of the application of the Cerro Lindo's stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of these contingent liabilities as of June 30, 2025, was USD 411,781, a decrease from the USD 430,567 reported as of December 31, 2024, mainly due to: (i) the withdrawal of the amounts related to the 2017 and 2018 uncertain income tax positions of Nexa El Porvenir and Nexa Atacocha, following Nexa’s decision to join SUNAT’s Tax Amnesty Program and pay USD 10,871 in the first quarter of 2025 to obtain reductions on penalty and interests; and (ii) partial reduction of the amounts of uncertain income tax positions of Nexa CJM 2017 and Nexa Peru 2018, considering that NEXA opted to make payments in the first quarter of 2025 also to obtain reductions on penalty and interests, for further information, please see the note 1.1 (a).

21 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Regarding the Cerro Lindo’s stability agreement, SUNAT issued unfavorable rulings for the 2014-2017 periods, arguing that the stabilized income tax rate granted under the stability agreement applies only to the income generated from production of 5,000 tons per day, rather than from the Company’s entire production capacity, which expanded over time. The Company has appealed these decisions and may resort to a judicial process if an unfavorable outcome is received at the final administrative level. SUNAT is currently auditing the 2019 tax year, while the 2020 and 2021 audits remain pending. The tax stability agreement expired in 2021.

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that part of the income generated from production in such a year was stabilized. In January 2025, NEXA’s management opted to pay USD 18,300 to obtain a 60% reduction in penalties and interest. However, these payments do not constitute an acknowledgment of liability for the tax debt and the Company will continue its legal defense within the applicable instances.

(d)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil and is already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no legislation regarding Pillar Two has been enacted in Peru yet.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available on tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect potential exposure to Pillar Two top-up tax.

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					June 30,
					2025
	Note	Amortized cost	Fair value through Profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		412,308	-	-	412,308
Financial investments		5,386	-	-	5,386
Other financial instruments	10 (a)	-	37,988	-	37,988
Trade accounts receivables		32,870	130,434	-	163,304
Investments in equity instruments		-	-	2,682	2,682
Related parties (i)		10,409	-	-	10,409
		460,973	168,422	2,682	632,077
Liabilities per balance sheet
Loans and financings	15 (a)	1,728,130	91,506	-	1,819,636
Lease liabilities	14 (b)	118,671	-	-	118,671
Other financial instruments	10 (a)	-	77,084	-	77,084
Trade payables		442,316	-	-	442,316
Confirming payables		256,900	-	-	256,900
Dividends payable		18,609	-	-	18,609
Use of public assets (ii)		19,651	-	-	19,651
Related parties (ii)		5,576	-	-	5,576
		2,589,853	168,590	-	2,758,443

22 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

					December 31,
					2024
	Note	Amortized cost	Fair value through Profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	10 (a)	-	5,282	-	5,282
Trade accounts receivables		39,008	101,785	-	140,793
Investments in equity instruments		-	-	5,093	5,093
Related parties (i)		1,546	-	-	1,546
		680,784	107,067	5,093	792,944
Liabilities per balance sheet
Loans and financings	15 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	14 (b)	95,899	-	-	95,899
Other financial instruments	10 (a)	-	37,134	-	37,134
Trade payables		443,288	-	-	443,288
Confirming payables		268,175	-	-	268,175
Dividends payable		3,707	-	-	3,707
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)		4,204	-	-	4,204
		2,503,633	129,454	-	2,633,087

Bookmark

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(b)	Fair value by hierarchy
Bookmark				June 30,
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	37,988	37,988
Trade accounts receivables		-	130,434	130,434
Investments in equity instruments (i)		2,682	-	2,682
		2,682	168,422	171,104
Liabilities
Loans and financings designated at fair value (ii)		-	91,506	91,506
Other financial instruments	10 (a)	-	77,084	77,084
		-	168,590	168,590

				December 31,
				2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)		5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Loans and financings designated at fair value (ii)		-	92,320	92,320
Other financial instruments	10 (a)	-	37,134	37,134
		-	129,454	129,454

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

23 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition

				June 30,
				2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	18,399	-	85	18,484
Non-current assets	19,398	-	106	19,504
	37,797	-	191	37,988

Current liabilities	(10,214)	(9,779)	(2,421)	(22,414)
Non-current liabilities	(22,119)	(22,704)	(9,847)	(54,670)
	(32,333)	(32,483)	(12,268)	(77,084)
Other financial instruments, net	5,464	(32,483)	(12,077)	(39,096)

			December 31,
			2024
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
	5,282	-	-	5,282

Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
	(3,798)	(19,666)	(13,670)	(37,134)
Other financial nstruments, net	1,484	(19,666)	(13,670)	(31,852)

(b)	Derivative financial instruments: Fair value by strategy

bookmark

			June 30,		December 31,
			2025		2024
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	269,709	(2,721)	232,717	1,449
			(2,721)		1,449
Sales of zinc at a fixed price
Zinc forward	ton	7,906	541	2,584	203
			541		203
Interest rate risk
IPCA vs. CDI	BRL	100,000	(559)	100,000	(168)
CDI vs. USD (i)	BRL	650,000	8,203	-	-
			7,644		(168)

			5,464		1,484

(i) On March 28, 2025, NEXA executed a cross-currency swap transaction with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures issued on April 2, 2024, in the same amount in BRL. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semi-annual payments. Under the swap agreement, NEXA will make semi-annual payments of 6.209% on the USD notional amount and will receive CDI + 1.50% p.a. floating on the BRL notional. This instrument is recognized at FVTPL (net financial results).

(c)	Derivative financial instruments: Changes in fair value – At the end of six-month period

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	8,508	(10,971)	(21)	-	2,068	(3,701)
Sales of zinc at a fixed price	-	(41)	-	-	-	355
Interest rate risk – IPCA vs. CDI	-	-	-	(338)	-	(9)
Interest rate risk – CDI vs. USD	-	-	-	7,890	-	-
June 30, 2025	8,508	(11,012)	(21)	7,552	2,068	(3,355)

24 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensie income	Realized (loss) gain
Mismatches of quotational periods	(19,465)	15,058	735	-	731	(6,498)
Sales of zinc at a fixed price	-	2,796	-	-	-	1,628
Interest rate risk – IPCA vs.CDI	-	-	-	12	-	(77)
Interest rate risk – CDI vs. EUR	-	-	-	1,313	-	1,313
June 30, 2024	(19,465)	17,854	735	1,325	731	(3,634)

(d)	Energy forward contracts

bookmark

			Notional	Notional
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Balance at the beginning of the period	(13,670)	(16,064)	747,498	(16,064)
Changes in fair value	3,104	8,191	-	-
Foreign exchanges effects	(1,511)	1,362	-	-
Energy forward contracts (Megawatts)	-	-	716,796	576,091
Balance at the end of period	(12,077)	(6,511)	1,464,294	560,027

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

			Notional	Notional
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Balance at the beginning of the period	(19,666)	(19,565)	22,288	27,562
Changes in fair value	(14,319)	(20,574)	-	-
Deliveries of copper concentrates (i)	-	-	(1,573)	(2,570)
Price cap realized (ii)	1,502	1,531	-	-
Balance at the end of period	(32,483)	(38,608)	20,715	24,992

(i) Since June 2023, the Company is delivering copper concentrates under an offtake agreement with an offtaker signed in January 2022 (amended in July 2023) to sell 100% of the copper concentrate produced by Aripuanã for 5 years or until NEXA fulfills the delivery of the specified volume, and which is estimated to be achieved by the Company in the third quarter of 2028, based on the most updated schedule of copper concentrates deliveries. The transaction price agreed with the offtaker is the lower of the current market prices or a price cap.

(ii) During 2025 and 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the revenue recognition according to its fair values.

11	Inventory
(a)	Composition

bookmark

	June 30,	December 31,
	2025	2024
Finished products	114,663	126,916
Semi-finished products	102,793	94,980
Raw materials (i)	84,922	37,857
Auxiliary materials and consumables	125,163	105,160
Inventory provisions (ii)	(49,207)	(39,717)
	378,334	325,196

(i) Raw materials increased in the six-month period ended June 30, 2025, mainly due to higher volumes of zinc concentrates purchased in transit in Brazil, aimed at compensating for lower production volumes at the Aripuanã and Vazante units, as well as the postponement of scheduled maintenance activities at the Cajamarquilla unit.

(ii) Inventory provisions increased during the six-month period ended June 30, 2025, compared to 2024, mainly due to provisions for the obsolescence of materials used in maintenance activities in Brazil.

25 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the six months ended on June 30

							June 30,	June 30,
							2025	2024
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Others	Total	Total
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Cost	1,673,095	2,515,318	381,216	204,903	208,627	34,978	5,018,137	5,599,536
Accumulated depreciation and impairment	(774,933)	(1,807,526)	(67,504)	(110,558)	(149,075)	(11,033)	(2,920,629)	(3,160,922)
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Additions	-	24	136,965	486	-	3	137,478	139,490
Disposals and write-offs	-	(572)	(127)	-	-	-	(699)	(315)
Depreciation	(28,777)	(53,527)	-	(4,241)	(481)	(352)	(87,378)	(110,460)
Impairment loss of long-lived assets - note 17	-	(1,826)	(453)	-	-	-	(2,279)	(42,991)
Classified as assets held for sale	-	-	-	-	-	-	-	(13,453)
Foreign exchange effects	80,905	64,154	13,352	11,341	720	1,964	172,436	(210,625)
Remeasurement	-	-	-	1,895	-	-	1,895	(3,644)
Effect of new subsidiary acquisition	571	55	-	-	-	228	854	-
Transfers	38,485	35,470	(68,137)	-	(10,077)	1	(4,258)	(1,041)
Balance at the end of period	989,346	751,570	395,312	103,826	49,714	25,789	2,315,557	2,195,575
Cost	1,821,454	2,652,596	465,048	221,932	121,606	38,101	5,320,737	5,286,971
Accumulated depreciation and impairment	(832,108)	(1,901,026)	(69,736)	(118,106)	(71,892)	(12,312)	(3,005,180)	(3,091,396)
Balance at the end of period	989,346	751,570	395,312	103,826	49,714	25,789	2,315,557	2,195,575

Average annual depreciation rates %	5	11	-	UoP	UoP	9

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the six months ended on June 30
				June 30,	June 30,
				2025	2024
	Goodwill	Rights to use natural resources	Others	Total	Total
Balance at the beginning of the period	305,397	507,491	21,799	834,687	909,279
Cost	316,087	1,810,609	49,896	2,176,592	2,543,799
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)	(1,634,520)
Balance at the beginning of the period	305,397	507,491	21,799	834,687	909,279
Additions	-	63	934	997	3,432
Amortization	-	(34,418)	(1,032)	(35,450)	(28,643)
Foreign exchange effects	873	7,334	2,695	10,902	(13,289)
Effect of new subsidiary acquisition	-	-	7	7	-
Transfers	-	4,110	148	4,258	1,041
Balance at the end of period	306,270	484,580	24,551	815,401	871,820
Cost	318,400	1,850,061	57,254	2,225,715	2,218,512
Accumulated amortization and impairment	(12,130)	(1,365,481)	(32,703)	(1,410,314)	(1,346,692)
Balance at the end of period	306,270	484,580	24,551	815,401	871,820

Average annual depreciation rates %	-	UoP	4

14	Right-of-use assets and lease liabilities
(a)	Right-of-use assets – Changes in the six months ended on June 30

					June 30,	June 30,
					2025	2024
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
New contracts	-	26,314	-	4,936	31,250	12,087
Renegotiation of contracts	(132)	-	-	-	(132)	-
Amortization	(1,141)	(16,544)	(83)	(1,780)	(19,548)	(12,177)
Remeasurement	(557)	1,104	180	3,391	4,118	13
Foreign exchange effects	(1,478)	4,853	48	626	4,049	(8,238)
Effect of new subsidiary acquisition	3,094	-	-	-	3,094	-
Balance at the end of period	21,291	74,286	491	12,028	108,096	66,503
Cost	33,126	139,167	708	14,663	187,664	108,253
Accumulated amortization	(11,835)	(64,881)	(217)	(2,635)	(79,568)	(41,750)
Balance at the end of period	21,291	74,286	491	12,028	108,096	66,503

Average annual amortization rates %	31	34	33	33

(b)	Lease liabilities – Changes in the six months ended on June 30

	June 30,	June 30,
	2025	2024
Balance at the beginning of the period	95,899	77,406
New contracts	31,250	12,087
Payments of lease liabilities	(19,912)	(10,470)
Interest paid on lease liabilities	(4,618)	(4,505)
Remeasurement	4,118	13
Accrued interest - note 7	4,759	4,204
Foreign exchange effects	3,430	(6,731)
Effect of new subsidiary acquisition	3,745	-
Balance at the end of the period	118,671	72,004
Current liabilities	42,181	17,032
Non-current liabilities	76,490	54,972

27 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

bookmark

15	Loans and financings
(a)	Composition
					Total		Fair value
				June 30,	December 31,	June 30,	December 31,
				2025	2024	2025	2024
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.66%	18,747	1,202,065	1,220,812	1,231,129	1,360,502	1,247,522
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.87%	28,080	161,049	189,129	177,397	167,715	156,565
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	2,250	180,999	183,249	184,135	182,832	184,737
Debentures	CDI+ 1.50%	4,291	118,411	122,702	107,310	119,422	105,012
Advance on export foreign exchange contract	Pre-USD 5.35%	40,279	-	40,279	-	40,831	-
Other		2,240	61,225	63,465	62,662	61,809	58,779
		95,887	1,723,749	1,819,636	1,762,633	1,933,111	1,752,615
Current portion of long-term loans and financings (principal)		67,590
Interest on loans and financings		28,297
(b)	Loans and financing transactions during the six-month period ended June 30, 2025

On April 8, 2025, the Company completed a bond offering of USD 500,000 for a term of 12 years at an interest rate of 6.60% per year. The proceeds were used to fully repurchase the 2027 Senior Notes and partially repurchase the 2028 Senior Notes through a combination of a tender offer and a make-whole call, executed on April 8 and May 23, 2025, respectively. The Company repurchased USD 215,496 (100%) of the 2027 Notes and USD 289,483 (72.3%) of the 2028 Notes.

The total disbursement for these transactions amounted to USD 527,911, comprising USD 504,979 in principal, USD 6,977 in accrued interest, USD 15,046 in premium, USD 909 in agent fees and other related costs, and USD 1,905 in loss on bond repurchase related to the write-down of debt issuance costs, resulting in a total loss of USD 17,860 recognized in profit or loss for the period. The redemption price was determined based on the greater of par value or the present value of future cash flows, discounted at the US Treasury rate plus 50 basis points, plus accrued interest. Following the transactions, the remaining outstanding principal of the 2028 Notes was USD 111,018.

On May 13, 2025, to strengthen its short-term liquidity position, the Company entered an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 223,700), at an annual interest rate of 5.35%. The loan has a six-month maturity and will be settled in a single installment upon submission of export documentation as defined in the debt agreement.

(c)	Changes in the six months ended on June 30

bookmark

	June 30,	June 30,
	2025	2024
Balance at the beginning of the period	1,762,633	1,725,566
New loans and financings	540,000	798,147
Debt issue costs	(4,871)	(7,553)
Interest accrual	68,647	64,410
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	(161)	1,457
Changes in fair value of loans and financings - note 7	(1,401)	3,575
Debt modification gain (loss) - note 7	-	(3,142)
Loss on bonds repurchase	1,905	3,348
Payments of loans and financings	(518,318)	(628,068)
Foreign exchange effects	40,955	(47,077)
Interest paid on loans and financings	(69,753)	(56,622)
Balance at the end of period	1,819,636	1,854,041

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Maturity profile
							June 30,
							2025
	2025	2026	2027	2028	2029	As from 2030	Total
Eurobonds – USD (i)	19,312	(1,129)	(1,129)	110,053	(950)	1,094,655	1,220,812
BNDES	13,570	27,270	18,967	18,967	13,778	96,577	189,129
Export credit notes	2,291	(280)	89,516	(486)	92,208	-	183,249
Debentures (i)	4,384	(187)	(187)	(187)	(187)	119,066	122,702
Advance on export foreign exchange contract	40,279	-	-	-	-	-	40,279
Other	1,219	2,041	2,041	52,041	2,041	4,082	63,465
	81,055	27,715	109,208	180,388	106,890	1,314,380	1,819,636

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at a consolidated level, including: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance requirements are standardized across all debt agreements.

As of December 31, 2024, the Company was not in compliance with one of the financial covenants under its BNDES loan agreements, specifically the capitalization ratio, which is measured annually as Equity/Total Assets, and must be equal to or greater than 0.3. As a remediation action, the Company obtained bank guarantees prior to December 31, 2024, for the total outstanding balances. The non-compliance was primarily due to accumulated losses over the last three years, impairment losses, one-off events, and the negative impacts of the prolonged ramp-up phase of Aripuanã.

On February 19, 2025, the Company obtained a formal waiver for this covenant measurement. As a result, the covenant testing and any associated early repayment rights were waived with respect to the 2024 financial statements, and will remain waived until the next measurement, which will occur in 2026 based on the financial statements for the fiscal year ending December 31, 2025.

As of June 30, 2025, although management is aware that the financial ratio remains below the covenant threshold, this does not constitute a breach, as no contractual requirement exists for a quarterly covenant measurement that could trigger an event of default. Accordingly, the loan remains classified as a non-current liability in these consolidated interim financial statements as of June 30, 2025, in accordance with the deferral term rights of the contract.

The Company remains committed to implementing measures to ensure compliance with all financial covenants going forward. These measures include a review of the capital structure, initiatives to enhance operational performance, and efforts to reduce risk exposure. Except for the BNDES-related discussion above, there were no material changes to contractual guarantees during the period ending on June 30, 2025.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the six months ended on June 30

				June 30,	June 30,
				2025	2024
	Asset retirement obligations	Environmental obligations	Other restoration obligations	Total	Total
Balance at the beginning of the period	240,408	32,159	6,819	279,386	314,919
Additions (ii)	4,840	1,085	-	5,925	20,678
Payments	(4,786)	(988)	-	(5,774)	(4,951)
Interest accrual - note 7	11,379	1,472	125	12,976	13,609
Remeasurement - discount rate (i) / (ii)	5,224	(820)	107	4,511	(4,891)
Foreign exchange effects	16,274	4,167	930	21,371	(23,756)
Classified as liabilities associated with assets held for sale	-	-	-	-	(37,961)
Balance at the end of the period	273,339	37,075	7,981	318,395	277,647
Current liabilities	38,912	1,369	4,391	44,672	48,179
Non-current liabilities	234,427	35,706	3,590	273,723	229,468

bookmark

(i) As of June 30, 2025, the credit risk-adjusted rate used for Peru was between 9.85% and 11.15% (December 31, 2024: 3.39% and 12.29%) and for Brazil was between 7.72% and 12.08% (December 31, 2024: 4.02% and 8.51%). As of June 30, 2024, the credit risk-adjusted rate used for Peru was between 9.74% and 11.83% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 7.10% and 8.16% (December 31, 2023: 6.94% and 11.11%).

(ii) The changes observed in the period ended on June 30, 2025, were mainly due to the revision of expected disbursement timelines related to decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, along with increases in discount rates, as described above. As a result, asset retirement obligations for operational assets increased by USD 2,381 (June 30, 2024: decrease of USD 2,601), as shown in note 12. Additionally, expenses for asset retirement and environmental obligations for non-operational assets totaled USD 8,055 (June 30, 2024: loss of USD 18,388) as detailed in note 6.

17	Impairment of long-lived assets

According to NEXA’s policy, the Company assesses at each reporting date whether there are indicators that the carrying amount of an asset or CGU may not be recoverable, or if a previously recorded impairment should be reversed. If any indicator exists, the Company estimates the assets or CGU’s recoverable amount. As of June 30, 2025, no impairment tests were required based on this assessment.

Additionally, for the six-month period ended June 30, 2025, the Company recognized an impairment loss of USD 2,279 (after tax USD 1,525) related to other individual assets, mainly classified under “Machinery, equipment, and facilities”.

As of the six-month period ended on June 30, 2024, the Company recognized a total impairment loss of USD 42,991 (after tax USD 30,011).

18	Long-term commitments
(a)	Projects evaluation

On February 8, 2024, the Peruvian Government approved an extension of the deadline for fulfilling the Accreditable Investment Commitment under the Magistral Transfer Contract, extending it from September 2025 to August 2028. As of December 31, 2024, the unexecuted amount under this commitment totaled USD 323,000.

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On April 30, 2025, the Peruvian Government formally acknowledged the rejection of the MEIA as a force majeure event, leading to the suspension of the obligation to fulfill the investment commitment. As stipulated in the Magistral Transfer Contract, NEXA and the Government must now engage in direct negotiations to assess the impact of this force majeure event on the project’s execution. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

30 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Environmental Guarantee for Dams

As of June 30, 2025, there have been no changes to the regulatory framework related to the environmental guarantee requirements established by Decree 48,747/2023 and its amendments. NEXA submitted its guarantee proposal in September 2024 and provided a guarantee for BRL 60,728 (approximately USD 11,128), representing 50% of the required amount by December 31, 2024. A new Decree, published on December 31, 2024, established that the timeline for the remaining installments will begin only after the approval of the proposal by the environmental agency. NEXA is still awaiting this approval before proceeding with the remaining obligations.

19	Events after the reporting period
(a)	Voluntary Tender Offer for Nexa Atacocha Shares

On July 17, 2025, Nexa El Porvenir, which owns 82.11% of Nexa Atacocha, launched a Voluntary Public Tender Offer (OPA) through the Lima Stock Exchange (BVL), under the supervision of the Peruvian Securities Market Authority (SMV), to acquire up to the remaining 17.89% of Atacocha’ s shares held by non-controlling interests. The tender offer is scheduled to close on August 19, 2025.

*.*.*

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